Earnings Press Release

EXHIBIT 99.1

For Immediate Release

TFI International Announces 2025 Third Quarter Results

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Third quarter operating income of $153.3 million compares to $201.2 million in the same prior year quarter
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Third quarter net income of $84.7 million compares to $125.9 million in Q3 2024, while adjusted net income1 of $99.1 million compares to $134.5 million in Q3 2024
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Third quarter diluted earnings per share (diluted “EPS”) of $1.02 compares to $1.48 in Q3 2024, while adjusted diluted EPS1 of $1.20 compares to $1.58 in Q3 2024
•
Third quarter net cash from operating activities of $255.4 million compares to $351.1 million in Q3 2024, while free cash flow1 of $199.4 million compares to $272.5 million in Q3 2024
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The Board of Directors approved today a 4% increase in the quarterly dividend to $0.47

Montreal, Quebec, October 30, 2025 – TFI International Inc. (NYSE and TSX: TFII), a North American leader in the transportation and logistics industry, today announced its results for the third quarter ended September 30, 2025. All amounts are shown in U.S. dollars unless otherwise indicated.

“Our team’s heightened emphasis on customer service and our core operating principles again drove solid margin performance, strengthening our position for the next cycle,” said Alain Bédard, Chairman, President and Chief Executive Officer. “Our U.S. LTL segment delivered an operating ratio that matched our strong performance a year earlier, which is but one example of new segment leadership executing through a still muted and uncertain freight environment. Year to date, we have generated more than $570 million of free cash flow, exceeding the prior year’s nine-month figure and further enhancing our ability to strategically operate and invest. Our strong balance sheet also supports the return of excess capital to shareholders, and during the quarter we again paid our dividend, 13% higher than the prior year, and continued to repurchase shares which has meaningfully reduced our share count over time in support of future EPS growth.”

THIRD QUARTER RESULTS

Financial highlights	Three months ended		Nine months ended
		September 30		September 30
(in millions of U.S. dollars, except per share data)	2025	2024*	2025	2024*
Total revenue	1,968.7	2,184.6	5,970.7	6,319.9
Revenue before fuel surcharge	1,724.9	1,905.3	5,233.4	5,478.0
Adjusted EBITDA[1]	305.4	357.2	890.9	1,005.7
Operating income	153.3	201.2	438.1	558.7
Net cash from operating activities	255.4	351.1	695.6	800.3
Net income	84.7	125.9	238.9	334.4
EPS - diluted ($)	1.02	1.48	2.86	3.93
Adjusted net income[1]	99.1	134.5	275.4	383.5
Adjusted EPS - diluted¹ ($)	1.20	1.58	3.29	4.50
Weighted average number of shares ('000s)	82,524	84,609	83,381	84,528
Weighted average number of diluted shares ('000s)	82,746	85,123	83,669	85,222
Number of share outstanding - end of period ('000s)	82,288	84,635	82,288	84,635
[1] This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.
* Recast for adjustments to provisional amounts of Daseke prior year's business combination (see note 5c of the unaudited condensed consolidated interim financial statements)

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Earnings Press Release

Total revenue of $1.97 billion compared to $2.18 billion in the prior year period and revenue before fuel surcharge of $1.72 billion compared to $1.91 billion in the prior year period. The decrease was primarily due to reduced volumes driven by weaker end market demand.

Operating income of $153.3 million compared to $201.2 million in the prior year period. The decrease was primarily attributable to the decline in revenues.

Net income of $84.7 million compared to $125.9 million in the prior year period, and net income of $1.02 per diluted share compared to $1.48 in the prior year period. Adjusted net income, a non-IFRS measure, was $99.1 million, or $1.20 per diluted share, compared to $134.5 million, or $1.58 per diluted share, in the prior year period.

Total revenue decreased by 11% for Less-Than-Truckload, 7% for Truckload and 14% for the Logistics segment compared to Q3 2024. Operating income decreased by 19% for Less-Than-Truckload, 25% for Truckload and 36% for the Logistics segment.

NINE-MONTH RESULTS

Total revenue of $5.97 billion decreased from $6.32 billion in the prior year period and revenue before fuel surcharge of $5.23 billion decreased from $5.48 billion in the prior year period. The decrease is due to a continued weak transportation environment and a reduction in fuel surcharge revenue offset partially by contributions from acquisitions.

Operating income of $438.1 million decreased from $558.7 million in the prior year period. The decrease is from lower volumes, partially offset by business acquisitions of $9.9 million and a prior-year $19.7 million restructuring charge related to the acquisition of Daseke recorded in the Corporate segment.

Net income of $238.9 million compared to $334.4 million in the prior year period, and net income of $2.86 per diluted share compared to $3.93 in the prior year period. The net income in 2024 included a $19.7 million restructuring charge. Adjusted net income, a non-IFRS measure, was $275.4 million, or $3.29 per diluted share, compared to $383.5 million, or $4.50 per diluted share, the prior year period.

Total revenue increased relative to the prior year period by 9% for Truckload, primarily from the acquisition of Daseke, and decreased 12% for the Less-Than-Truckload and 13% for the Logistics segment. Operating income decreased 32% for Less-Than-Truckload, 11% for Truckload, and 28% for Logistics in the nine-month period compared to the prior year period.

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Earnings Press Release

SEGMENTED RESULTS
(in millions of U.S. dollars)	Three months ended September 30				Nine months ended September 30
	2025		2024		2025		2024
	$		$		$		$
Revenue before fuel surcharge
Less-Than-Truckload	687.0		770.8		2,069.7		2,348.4
Truckload	684.1		722.9		2,059.2		1,858.3
Logistics	367.8		426.5		1,145.8		1,310.8
Eliminations	(14.0)		(14.8)		(41.4)		(39.6)
	1,724.9		1,905.3		5,233.4		5,478.0
	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]	$	% of Rev.[1]
Operating income (loss)
Less-Than-Truckload	77.7	11.3%	96.0	12.5%	198.4	9.6%	290.9	12.4%
Truckload*	52.6	7.7%	70.1	9.7%	171.9	8.4%	192.8	10.4%
Logistics	31.0	8.4%	48.7	11.4%	100.0	8.7%	139.5	10.6%
Corporate	(8.0)		(13.6)		(32.2)		(64.4)
	153.3	8.9%	201.2	10.6%	438.1	8.4%	558.7	10.2%
Note: due to rounding, totals may differ slightly from the sum.
[1] Revenue before fuel surcharge
* Recast for adjustments to provisional amounts of Daseke prior year's business combination (see note 5c of the unaudited condensed consolidated interim financial statements)

CASH FLOW

Net cash flow from operating activities was $255.4 million during the third quarter of 2025 compared to $351.1 million in the prior year period. The decrease was a result of lower contributions from net income and an increase in cash requirements from provisions and employee benefits, offset partially by reductions in interest and income tax payments.

Net cash from investing activities increased by $56.0 million, primarily due to less spending on business combinations and less capital expenditures.

Net cash from financing activities increased by $14.1 million, primarily as a result of an increase in the revolving facility of $83.0 million, offset by an increase in funds required for the repurchase of shares of $67.4 million.

The Company returned $104.8 million to shareholders during the quarter, of which $37.3 million was through dividends and $67.4 million was through share repurchases.

GUIDANCE

Assuming no significant positive or negative change in the operating environment, the Company expects fourth quarter 2025 adjusted diluted EPS to be in the range of $0.80 to $0.90, driven in part by significantly lower deliveries for truck manufacturers in the Logistics segment, as well as weak overall freight demand. The Company expects full-year net capital expenditures between $150 million and $175 million, down from $200 million expected previously.

DIVIDENDS

On September 15, 2025, the Board of Directors of TFI International declared a quarterly dividend of $0.45 per outstanding common share paid on October 15, 2025, representing a 13% increase over the $0.40 quarterly dividend declared in Q3 2024. The annualized dividend represents 19.0% of the trailing twelve month free cash flow1.

1 This is a non-IFRS measure. For a reconciliation, please refer to the “Non-IFRS Financial Measures” section below.

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On October 30, 2025, the Board of Directors approved an increase to the quarterly dividend to $0.47 per outstanding common share of the Company’s capital, to be declared in December and payable on January 15, 2026, to shareholders of record at the close of business on December 31, 2025, for an expected aggregate amount of $38.7 million.

NORMAL COURSE ISSUER BID RENEWAL

TFI International also announced that the Toronto Stock Exchange (“TSX”) has approved the renewal of TFI International’s normal course issuer bid (“NCIB”). Under the renewed NCIB, TFI International may purchase for cancellation a maximum of 7,667,696 common shares, representing 10% of the 76,676,965 shares forming TFI International’s public float as at October 21, 2025. The shares may be purchased through the facilities of the TSX and the New York Stock Exchange and on alternative trading systems in Canada and the United States over the twelve-month period from November 4, 2025 to November 3, 2026. As of October 21, 2025, TFI International had 82,287,807 common shares issued and outstanding.

Under TFI International’s current NCIB, which entered into effect on November 2, 2024 and which expires on November 1, 2025, TFI International is authorized to purchase up to 7,918,102 shares. As at September 30, 2025, TFI International has repurchased 2,606,500 common shares at a volume weighted average purchase price of CAD $128.3986 per share, through the facilities of the TSX and the New York Stock Exchange and on alternative trading systems in Canada and the United States. All of the repurchased shares were cancelled by TFI International.

Any shares purchased by TFI International under the renewed NCIB will be at the market price of the shares at the time of such purchases. The actual number of shares that may be purchased and the timing of any such purchases will be determined by TFI International. Any purchases made by TFI International pursuant to the renewed NCIB will be made in accordance with the rules and policies of the TSX or, as applicable, Rule 10b-18 under the U.S. Securities Exchange Act of 1934, as amended. TSX rules permit TFI International to purchase daily, through TSX facilities, a maximum of 71,084 shares under the NCIB, representing 25% of TFI International’s average daily trading volume of 284,336 shares on the TSX over the last six calendar months, subject to an exception for a “block purchase” on the TSX once per calendar week.

The Board of Directors of TFI International believes that, at appropriate times, repurchasing its shares through the NCIB represents a good use of TFI International’s financial resources, as such action can protect and enhance shareholder value when opportunities arise.

In connection with the renewed NCIB, TFI International has entered into an automatic share purchase plan with RBC Dominion Securities Inc. in order to allow for purchases under the NCIB during TFI International’s “black-out” periods, as permitted by the TSX Company Manual and the Securities Act (Québec). Outside of these “black-out” periods, TFI International may repurchase shares at its discretion.

WEBCAST DETAILS

TFI International will host a webcast on Friday, October 31, 2025 at 10:00 a.m. Eastern Time to discuss these results. Interested parties can join the webcast or access the replay of the webcast via the link accessible on the TFI website under the Presentations and Reports section.

ABOUT TFI INTERNATIONAL

TFI International Inc. is a North American leader in the transportation and logistics industry, operating across the United States, Canada and Mexico through its subsidiaries. TFI International creates value for shareholders by identifying strategic acquisitions and managing a growing network of wholly-owned operating subsidiaries. Under the TFI International umbrella, companies benefit from financial and operational resources to build their businesses and increase their efficiency. TFI International companies service the following segments:

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Less-Than-Truckload;
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Truckload;
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Logistics.

TFI International Inc. is publicly traded on the New York Stock Exchange and the Toronto Stock Exchange under symbol TFII. For more information, visit www.tfiintl.com.

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FORWARD-LOOKING STATEMENTS

The Company may make statements in this report that reflect its current expectations regarding future results of operations, performance and achievements. These are “forward-looking” statements and reflect management’s current beliefs. They are based on information currently available to management. Words such as “may”, “might”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe”, “to its knowledge”, “could”, “design”, “forecast”, “goal”, “hope”, “intend”, “likely”, “predict”, “project”, “seek”, “should”, “target”, “will”, “would” or “continue” and words and expressions of similar import are intended to identify these forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results and those presently anticipated or projected. The Company's statements under the heading "Guidance" are forward looking statements.

The Company wishes to caution readers not to place undue reliance on any forward-looking statements which reference issues only as of the date made. The following important factors could cause the Company’s actual financial performance to differ materially from that expressed in any forward-looking statement: the highly competitive market conditions, the Company’s ability to recruit, train and retain qualified drivers, fuel price variations and the Company’s ability to recover these costs from its customers, foreign currency fluctuations, the impact of environmental standards and regulations, imposing of tariffs or changes to the rates of tariffs and their impact on the market, changes in governmental regulations applicable to the Company’s operations, adverse weather conditions, accidents, the market for used equipment, changes in interest rates, cost of liability insurance coverage, downturns in general economic conditions affecting the Company and its customers, credit market liquidity, and the Company’s ability to identify, negotiate, consummate, and successfully integrate acquisitions. In addition, any material weaknesses in internal control over financial reporting that are identified, and the cost of remediation of any such material weakness and any other control deficiencies, may have adverse effects on the Company and impact future results.

The foregoing list should not be construed as exhaustive, and the Company disclaims any subsequent obligation to revise or update any previously made forward-looking statements unless required to do so by applicable securities laws. Unanticipated events are likely to occur. Readers should also refer to the section “Risks and Uncertainties” at the end of the 2025 Q3 MD&A for additional information on risk factors and other events that are not within the Company’s control. The Company’s future financial and operating results may fluctuate as a result of these and other risk factors.

NON-IFRS FINANCIAL MEASURES

This press release includes references to certain non-IFRS financial measures as described below. These non-IFRS measures do not have any standardized meanings prescribed by International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB) and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation, in addition to, not as a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. The terms and definitions of the non-IFRS measures used in this press release and a reconciliation of each non-IFRS measure to the most directly comparable IFRS measure are provided in the exhibits.

Adjusted EBITDA:

Adjusted EBITDA is calculated as net income before finance income and costs, income tax expense, depreciation, amortization, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, and gain or loss on sale of land and buildings, assets held for sale, sale of business, and gain or loss on disposal of intangible assets. Management believes adjusted EBITDA to be a useful supplemental measure. Adjusted EBITDA is provided to enhance the comparability of the measure and to assist the Company to assess its performance.

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Earnings Press Release

Adjusted EBITDA	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars)	2025	2024*	2025	2024*
Net income	84.7	125.9	238.9	334.4
Net finance costs	41.6	40.0	121.5	114.8
Income tax expense	27.0	35.3	77.7	109.6
Depreciation of property and equipment	87.3	90.0	265.8	241.9
Depreciation of right-of-use assets	44.0	44.9	129.8	126.0
Amortization of intangible assets	21.7	20.9	65.1	59.6
Restructuring from business acquisitions	-	-	-	19.7
Loss on sale of land and buildings	0.1	-	0.1	-
(Gain) loss, net of impairment, on sale of land
and buildings and assets held for sale	(1.0)	0.2	(8.0)	(0.3)
Adjusted EBITDA	305.4	357.2	890.9	1,005.7
Note: due to rounding, totals may differ slightly from the sum.
* Recast for adjustments to provisional amounts of Daseke prior year's business combination (see note 5c of the unaudited condensed consolidated interim financial statements)

Adjusted net income and adjusted earnings per share (adjusted “EPS”), basic or diluted:

Adjusted net income is calculated as net income excluding amortization of intangible assets related to business acquisitions, net change in the fair value and accretion expense of contingent considerations, net change in the fair value of derivatives, net foreign exchange gain or loss, impairment of intangible assets, bargain purchase gain, restructuring from business acquisitions, gain or loss on sale of land and buildings and assets held for sale, impairment on assets held for sale, gain or loss on the sale of business and directly attributable expenses due to the disposal of the business, restructuring from business acquisitions and corresponding tax impacts. Adjusted earnings per share, basic or diluted, is calculated as adjusted net income divided by the weighted average number of common shares, basic or diluted. The Company uses adjusted net income and adjusted earnings per share to measure its performance from one period to the next, without the variation caused by the impact of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

Adjusted net income	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars, except per share data)	2025	2024*	2025	2024*
Net income	84.7	125.9	238.9	334.4
Amortization of intangible assets related to business acquisitions	19.3	17.5	57.7	50.5
Net change in fair value and accretion expense of
contingent considerations	0.0	(6.1)	0.0	(6.1)
Net foreign exchange (gain) loss	1.4	0.3	0.9	3.1
Restructuring from business acquisitions	-	-	-	19.7
(Gain) loss, net of impairment, on sale of land and buildings
and assets held for sale	(1.0)	0.2	(8.0)	(0.3)
Tax impact of adjustments	(5.2)	(3.2)	(14.1)	(17.9)
Adjusted net income	99.1	134.5	275.4	383.5
Adjusted earnings per share - basic	1.20	1.59	3.30	4.54
Adjusted earnings per share - diluted	1.20	1.58	3.29	4.50
Note: due to rounding, totals may differ slightly from the sum.
* Recast for adjustments to provisional amounts of Daseke prior year's business combination (see note 5c of the unaudited condensed consolidated interim financial statements)

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Earnings Press Release

Free cash flow:

Net cash from operating activities, less additions to property and equipment plus proceeds from sale of property and equipment and assets held for sale. Management believes that this measure provides a benchmark to evaluate the performance of the Company in regards to its ability to meet capital requirements.

Free cash flow	Three months ended September 30		Nine months ended September 30
(unaudited, in millions of U.S. dollars)	2025	2024	2025	2024
Net cash from operating activities	255.4	351.1	695.6	800.3
Additions to property and equipment	(72.1)	(123.7)	(190.4)	(320.1)
Proceeds from sale of property and equipment	13.0	17.2	43.3	49.5
Proceeds from sale of assets held for sale	3.1	28.0	24.9	31.4
Free cash flow	199.4	272.5	573.4	561.1

Note to readers: Unaudited condensed consolidated interim financial statements and Management’s Discussion & Analysis are available on TFI International’s website at www.tfiintl.com.

For further information:

Alain Bédard

Chairman, President and CEO

TFI International Inc.

647-729-4079

abedard@tfiintl.com

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